Exhibit 99.1

Tiziana Life Sciences Ltd Invites You to Join Us at The ThinkEquity Conference

New York- October 19, 2022 - Tiziana Life Sciences Ltd (NASDAQ: TLSA), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, will be participating in The ThinkEquity Conference, which will take place on October 26, 2022 at The Mandarin Oriental Hotel in New York.

Matthew W. Davis M.D., RPh, will be presenting at 2.30 p.m. ET on October 26th. Interested parties can register to attend here. Dr Davis will also be holding one-on-one investor meetings throughout the day.

The presentation will also be live-streamed at the following link.

About Tiziana Life Sciences Ltd

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

About The ThinkEquity Conference

The ThinkEquity Conference will gather industry insiders, investors and leading executives from around the world on October 26th in New York. Attendees can expect a full day of company presentations, panel discussions, one-on-one investor meetings and more.

Featured sectors include AI/Big data technology, Biotechnology, EV/EV Infrastructure, Metals & Mining and Oil & Gas.

To register to attend The ThinkEquity Conference, please follow this link.

For further information:
Hana Malik
Business Development and Investor Relations Manager
+44 (0) 207 495 2379
info@tizianalifesciences.com

Source: Tiziana Life Sciences Ltd